EXHIBIT 2.1
FIRST AMENDMENT TO
AGREEMENT AND PLAN OF MERGER
     This First Amendment To Agreement and Plan of Merger (the “Amendment”) is made and entered into on this 13th day of May, 2010, by and among Portec Rail Products, Inc., a West Virginia corporation (the “Company”), L. B. Foster Company, a Pennsylvania corporation (“Parent”), and Foster Thomas Company, a West Virginia corporation and wholly owned subsidiary of Parent (“Acquisition Co.”).
INTRODUCTION
     A. The Company, Parent and Acquisition Co. have previously entered into an Agreement and Plan of Merger, dated as of February 16, 2010 (the “Agreement”), whereby it has been agreed that Acquisition Co. will make a cash tender offer to acquire all of the Company’s outstanding shares of common stock, $1.00 par value per share, upon the terms and conditions set forth in the Agreement and the offer documents filed with the Securities and Exchange Commission by Parent and Acquisition Co.
     B. Additionally, the boards of directors of each of the Company, Parent and Acquisition Co. have approved a merger of Acquisition Co. with and into the Company, with the Company as the surviving corporation, upon the terms and conditions set forth in the Agreement.
     C. Following the execution of the Agreement, the parties received a request for additional information from the Antitrust Division of the Department of Justice (“DOJ”) under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended.
     D. Following discussions with the DOJ, the Company, Parent and Acquisition Co. desire to enter into a letter agreement with the DOJ related to the timing of certain notices to be made to the DOJ and the closing of the transactions contemplated by the Agreement (the “Timing Agreement”).
     E. Additionally, the parties desire to extend the Drop Dead Date, as such term is defined in the Agreement, to accommodate the execution of the Timing Agreement.
AGREEMENT
     Now, Therefore, in consideration of the foregoing premises hereby made a part of this Amendment, the mutual covenants and agreements contained herein, and for other good and valuable consideration the receipt and sufficiency of which are hereby acknowledged, the parties hereto, intending to be legally bound subject to the satisfaction of the conditions set forth herein, hereby agree as follows:
1. The Agreement is hereby amended in all respects necessary such that the execution and delivery of the Timing Agreement by the Company and Parent and the actions taken by the parties pursuant to the Timing Agreement shall not in any way be deemed to be a breach of the

Agreement or any representation, warranty or covenant contained therein, including, but not limited to those representations and warranties contained in Section 4.3 of the Agreement.
2. The Drop Dead Date, as defined in Section 8.1(c) of the Agreement is hereby amended such that the Drop Dead Date shall now mean “the close of business on August 31, 2010”.
3. Parent and Acquisition Co. hereby irrevocably and unconditionally waive the provisions in Section 5.3(b)(i) of the Agreement for purposes of representatives of the Company contacting representatives of Ameridan Resources LLC to determine whether Ameridan Resources LLC is considering a current offer to acquire all or substantially all of the voting securities of the Company and, if so, the terms of such offer. Nothing herein shall constitute a waiver of any of the Company’s obligations under the Agreement, including Section 5.3, with respect to any Alternative Transaction Proposal.
4. Except as specifically amended herein, the Agreement and all other documents, instruments and agreements executed and/or delivered in connection therewith, shall remain in full force and effect, and are hereby ratified and confirmed.
5. This Amendment shall be binding upon and inure to the benefit of the parties hereto and their respective successors and assigns and shall be governed by and construed in accordance with the laws of the Commonwealth of Pennsylvania, without regard to any conflicts of laws principles thereto that would call for the application of the laws of another jurisdiction.
6. This Amendment may be executed in counterparts, each of which shall be deemed an original and all of which shall constitute one and the same instrument. Signatures delivered by means of facsimile, “.pdf” or other electronic transmission shall be valid and binding to the same extent as the delivery of original signatures.
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     In Witness Whereof, the parties have caused this First Amendment to Agreement and Plan of Merger to be executed as of the date first above written.

COMPANY: PORTEC RAIL PRODUCTS, INC.
By:	/s/ Marshall T. Reynolds
	Its:	Chairman of the Board

PARENT: L. B. FOSTER COMPANY
By:	/s/ Stan Hasselbusch
	Its:	President and Chief Executive Officer

ACQUISITION CO.: FOSTER THOMAS COMPANY
By:	/s/ Stan Hasselbusch
	Its:	President and Chief Executive Officer